Julia Aryeh Senior Counsel 345 Park Avenue New York, NY 10154	Direct 212.407.4043 Main 212.407.4000 Fax 212.407.4990 jaryeh@loeb.com

September 14, 2023

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C.  20549

Re:	Abri SPAC I, Inc. Amendment No 6 to Registration Statement on Form S-4 Filed September 5, 2023 File No 333-268133

Attention: Robert Shapiro, Linda Cvrkel, Taylor Beech and Dietrich King

On behalf of our client, Abri SPAC I, Inc., a Delaware company (“Abri” or the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Amendment No. 6 to Registration Statement on Form S-4 filed on September 5, 2023 (the “S-4”) contained in the Staff’s letter dated September 12, 2023 (the “Comment Letter”).

The Company has filed via EDGAR an Amendment No. 7 to the S-4 (the “Amendment”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amendment.

Amendment No. 6 to Registration Statement on Form S-4

DLQ Investment, page 36

1.	Clearly describe the business purpose for why “Certain non-affiliated stockholders of DLQ will separately escrow 1,500,000 Merger Consideration Shares which may be issued to the Investors to cover any reset in the amount of Merger Consideration Shares to cover the DLQ Investment amounts until the DLQ Investment has been recouped by the Investors.” In your disclosure here and in the notes to DLQ’s interim financial statements, explain why this provision of the DLQ Investment by institutional investors requires a potential reset of the Merger Consideration Shares to ensure the Investors recoup the full amount of their investment.

Response: The Company revised the disclosure in the Amendment to address the Staff’s comment. Please see pages 36, 101-102, 116, 217 and F-81.

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For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

United States Securities and Exchange Commission September 14, 2023 Page 2

Certain DLQ Projected Financial Information, page 104
2.	Please explain where you have disclosed projected non-GAAP financial measures, including Adjusted EBITDA, in the projected financial information for DLQ for the years ended December 31, 2023 and 2024, or revise your disclosure accordingly.

Response: The Company respectfully asks the Staff to review the projected financial information for DLQ for the years ended December 31, 2023 and 2024 on page 106.

Carve-Out Consolidated Results of Operations for the six months ended June 30, 2023 and 2022 Revenues, page 160

3.	Please revise your discussion of the variance in revenues for the six months ended June 30, 2023 compared to the corresponding prior year period to explain material fluctuations in your various revenue sources. In this regard, it appears that lead generation revenues have decreased from $6.7 million for the six months ended June 30, 2022 to $1.44 million for the six-month period ended June 30, 2023. Also describe any material trends or uncertainties, including working capital constraints, which has led to the decline in lead generation revenues, that are reasonably likely to have a material unfavorable impact on your net revenues or income from continuing operations. Lastly, describe the extent that revenue from a single customer under a Management Services Agreement (MSA) entered into in the second half of 2022 impacted your net revenues and income from continuing operations for the period ended June 30, 2023. Consider including an analysis of revenue by source for the six months ended June 30, 2023 as compared to the period ended June 30, 2022 like the analysis of year end revenues on page 151 to enable investors to more clearly understand the significant changes in your revenue sources. Refer to Item 303(c)(2) of Regulation S-K and Item 303(b)(2)(i) and (ii) of Regulation S-K.

Response: The Company has revised the disclosure in the Amendment to address the Staff’s comment. Please see page 160.

Unaudited Condensed Combined Pro Forma Financial Information

Unaudited Condensed Combined Pro Forma Balance Sheet at June 30, 2023

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 177

4.	Refer to footnote (G). The amount of the private warrant liability at June 30, 2023 as disclosed in footnote (G) of $26,514 does not agree with the amount in Abri’s June 30, 2023 balance sheet or with the amount of adjustment (G) of $10,311. Please reconcile and revise these disclosures.

Response: The Company has revised the disclosure in the Amendment to address the Staff’s comment on page 177.

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm, page General

5.	Please have your independent auditors revise their consent to properly reflect the report date of March 30, 2023 for the audited financial statements of Abri SPAC I for the year ended December 31, 2022 and the period from March 18, 2021 (inception) to December 31, 2021.

Response: The Company has updated the exhibit to the Amendment to address the Staff’s comment.

Please do not hesitate to contact Julia Aryeh at (212) 407-4043 or Alex Weniger-Araujo at (212) 407-4063 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Julia Aryeh
Julia Aryeh
Senior Counsel